PROSPECTUS
May 1, 2010

Madison Mosaic Equity Trust

Investors Fund (Ticker Symbol:  MINVX)
Mid-Cap Fund (Ticker Symbol:  GTSGX)
Small/Mid-Cap Fund (Ticker Symbol:  MADMX)
Disciplined Equity Fund (Ticker Symbol:  MADEX)
Balanced Fund (Ticker Symbol:  BHBFX)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

(mosaic logo)Madison Mosaic Funds ®
www.mosaicfunds.com

TABLE OF CONTENTS

Summary Data: Investors Fund	1
Investment Objectives/Goals	1
Fees and Expenses	1
Portfolio Turnover	1
Principal Investment Strategies	2
Principal Risks	2
Risk/Return Bar Chart and Performance Table	2
Management	3
Purchase and Sale of Fund Shares	4
Tax Information	4
Payments to Broker-Dealers and Other Financial Intermediaries	4
Summary Data: Mid-Cap Fund	5
Investment Objectives/Goals	5
Fees and Expenses	5
Portfolio Turnover	5
Principal Investment Strategies	6
Principal Risks	6
Risk/Return Bar Chart and Performance Table	7
Management	8
Purchase and Sale of Fund Shares	8
Tax Information	8
Payments to Broker-Dealers and Other Financial Intermediaries	8
Summary Data: Small/Mid-Cap Fund	9
Investment Objectives/Goals	9
Fees and Expenses	9
Portfolio Turnover	9
Principal Investment Strategies	10
Principal Risks	10
Risk/Return Bar Chart and Performance Table	11
Management	12
Purchase and Sale of Fund Shares	12
Tax Information	12
Payments to Broker-Dealers and Other Financial Intermediaries	12
Summary Data: Disciplined Equity Fund	13
Investment Objectives/Goals	13
Fees and Expenses	13
Portfolio Turnover	13
Principal Investment Strategies	13
Principal Risks	14
Risk/Return Bar Chart and Performance Table	15
Management	16
Purchase and Sale of Fund Shares	17
Tax Information	17
Payments to Broker-Dealers and Other Financial Intermediaries	17
Summary Data: Balanced Fund	18
Investment Objectives/Goals	18
Fees and Expenses	18
Portfolio Turnover	18
Principal Investment Strategies	19
Principal Risks	19
Risk/Return Bar Chart and Performance Table	20
Management	21
Purchase and Sale of Fund Shares	21
Tax Information	21
Payments to Broker-Dealers and Other Financial Intermediaries	21
Investment Objectives	22
Implementation of Investment Objectives	22
All Funds	22
Fund-Specific Strategies	23
Risks	25
All Funds	25
Additional Fund-Specific Risks	26
Portfolio Holdings	26
Management	27
Investment Adviser	27
Compensation	28
Marketing/Distribution Arrangements	29
Pricing of Fund Shares	29
Shareholder Information	30
Purchase and Redemption Procedures	30
Dividends and Distributions	30
Frequent Purchases and Redemptions of Fund Shares	30
Taxes	32
Federal Taxes	32
State and Local Taxes	32
Taxability of Transactions	33
Certification of Tax Identification Number	33
Financial Highlights	33

SUMMARY DATA:  INVESTORS FUND

Investment Objectives/Goals
The investment objective of the Investors Fund is to seek long-term growth.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Investors Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution (12b-1) fees	None
Other expenses1	0.24%
Total annual fund operating expenses1	0.99%
________
1  Effective February 6, 2009, the Fund’s total annual fund operating expenses were capped at 0.99%.  This fee cap will expire in July 2010, unless renewed.

Example:

This example is intended to help you compare the cost of investing in the Investors Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Investors Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$101	$315	$547	$1213

Portfolio Turnover
The Investors Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Investors Fund’s portfolio turnover rate was 74% of the average value of its portfolio.

Principal Investment Strategies

The Investors Fund seeks to achieve its investment objective by investing primarily in the common stock of established high-quality, ~~larger growth companies.  Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company’s stock on the market) of $10 billion or more.  The Fund may buy a number of mid-sized growth companies as well (market capitalizations between $1 billion and $10 billion), generally not exceeding 25% of net assets~~growth companies.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).  To the extent invested in common stocks, the Fund generally invests in only 25-40 companies at any given time. This reflects the adviser’s belief that your money should be in the adviser’s top investment ideas, and that focusing on the adviser’s best investment ideas is the best way to achieve the Fund’s investment objectives.

In addition, the adviser selects companies that it believes show steady, sustainable growth and reasonable valuation, rather than “hot” stocks or “trendy” growth companies. Instead, the adviser will invest in the stocks of issuers that it believes have a blend of both value and growth potential: what the adviser calls “GARP” or “growth at a reasonable price.”  By pursuing this strategy, the adviser’s intent is that investors in the Fund will participate in market appreciation during bull markets.  The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks

Market Risk.  The share price of the Fund reflects the value of the securities it holds.  If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount).  If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Capital Gain Realization Risks to Taxpaying Shareholders.  Because of the focused nature of the Fund’s portfolio, the Fund is susceptible to capital gain realization.  In other words, when the Fund is successful in achieving its investment objective, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities.  The Fund’s sale of just a few positions will represent a larger percentage of the Fund’s assets compared with, say, a fund that has hundreds of securities positions.

Growth and Value Risks.  Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock’s share price may be negatively affected by either set of risks.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Investors Fund’s returns by showing changes in the Fund’s performance from year to year over a 10-year period.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Investors Fund Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 20.90% (quarter ended June 30, 2009)

Lowest:                      -23.86% (quarter ended December 31, 2008)

Investors Fund Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Five Years	Ten Years
Return before taxes	33.73%	0.14%	2.10%
Return after taxes on distributions	33.66%	-0.81%	1.11%
Return after taxes on distributions and sale of fund shares	22.02%	0.11%	1.58%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	26.46%	0.42%	-0.95%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information current to the most recent month-end is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Investors Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Jay Sekelsky (Managing Director and Vice President) and Dave Halford (Vice President) co-manage the Investors Fund.  Mr. Sekelsky has served in this capacity since February 1990 and Mr. Halford has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

 SUMMARY DATA:  MID-CAP FUND

Investment Objectives/Goals
The investment objective of the Mid-Cap Fund is to seek long-term growth.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Mid-Cap Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution (12b-1) fees	None
Other expenses	0.51%
Total annual fund operating expenses	1.26%

Example:

This example is intended to help you compare the cost of investing in the Mid-Cap Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Mid-Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$128	$400	$692	$1523

Portfolio Turnover
The Mid-Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Mid-Cap Fund’s portfolio turnover rate was 63% of the average value of its portfolio.

Principal Investment Strategies
The Mid-Cap Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in the common stock of mid-sized companies.  For this purpose, a “mid-sized company” is one with a market capitalization similar to those companies in the Russell Midcap® Index ~~or the Standard & Poor’s MidCap 400® Index~~.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).  To the extent invested in common stocks, the Fund generally invests in only 25-40 companies at any given time. This reflects the adviser’s belief that your money should be in the adviser’s top investment ideas, and that focusing on the adviser’s best investment ideas is the best way to achieve the Fund’s investment objectives.

In addition, the adviser selects companies that it believes show steady, sustainable growth and reasonable valuation, rather than “hot” stocks or “trendy” growth companies. Instead, the adviser will invest in the stocks of issuers that it believes have a blend of both value and growth potential: what the adviser calls “GARP” or “growth at a reasonable price.”  By pursuing this strategy, the adviser’s intent is that investors in the Fund will participate in market appreciation during bull markets.  The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks

Market Risk.  The share price of the Fund reflects the value of the securities it holds.  If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount).  If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Capital Gain Realization Risks to Taxpaying Shareholders.  Because of the focused nature of the Fund’s portfolio, the Fund is susceptible to capital gain realization.  In other words, when the Fund is successful in achieving its investment objective, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities.  The Fund’s sale of just a few positions will represent a larger percentage of the Fund’s assets compared with, say, a fund that has hundreds of securities positions.

Mid Cap Company Risk.  The smaller companies held by the Fund may have greater market risk than stocks of more established companies.

Growth and Value Risks.  Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock’s share price may be negatively affected by either set of risks.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Mid-Cap Fund’s returns by showing changes in the Fund’s performance from year to year over a 10-year period.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Mid-Cap Fund Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 16.96% (quarter ended June 30, 2009)

Lowest:                       -21.70% (quarter ended December 31, 2008)

Mid-Cap Fund Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Five Years	Ten Years
Return before taxes	24.51%	0.06%	6.19%
Return after taxes on distributions	24.51%	-0.97%	4.63%
Return after taxes on distributions and sale of fund shares	15.93%	-0.12%	4.71%
Russell Midcap® Index (reflects no deduction for fees, expenses or taxes)	40.48%	2.43%	4.98%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information current to the most recent month-end is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Investors Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Rich Eisinger (Managing Director and Vice President) and Matt Hayner (Vice President) co-manage the Mid-Cap Fund.  Mr. Eisinger has served in this capacity since January 1998 and Mr. Hayner has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

SUMMARY DATA:  SMALL/MID-CAP FUND

Investment Objectives/Goals
The investment objective of the Small/Mid-Cap Fund is to seek long-term growth.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Small/Mid-Cap Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution (12b-1) fees	None
Other expenses	0.50%
Total annual fund operating expenses	1.25%

Example:

This example is intended to help you compare the cost of investing in the Small/Mid-Cap Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Small/Mid-Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$127	$397	$686	$1511

Portfolio Turnover
The Small/Mid-Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Small/Mid-Cap Fund’s portfolio turnover rate was 74% of the average value of its portfolio.

Principal Investment Strategies
The Small/Mid-Cap Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in the common stock of small and mid-sized companies.  For this purpose, a “small or mid-sized company” is one with a market capitalization ~~up to and including~~ anywhere between the market capitalization of those companies ~~in~~at the low end of the Russell 2000® Index and the market capitalization of those companies at the high end of the Russell Midcap® Index ~~or the Standard & Poor’s MidCap 400® Index.  The average market capitalization of companies held by the Fund is intended to be between $200 million and $12 billion~~.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).  To the extent invested in common stocks, the Fund generally invests in 40-80 companies at any given time. This reflects the adviser’s belief that your money should be in the adviser’s top investment ideas, and that focusing on the adviser’s best investment ideas is the best way to achieve the Fund’s investment objectives.

In addition, the adviser selects companies that it believes show steady, sustainable growth and reasonable valuation, rather than “hot” stocks or “trendy” growth companies. Instead, the adviser will invest in the stocks of issuers that it believes have a blend of both value and growth potential: what the adviser calls “GARP” or “growth at a reasonable price.”  By pursuing this strategy, the adviser’s intent is that investors in the Fund will participate in market appreciation during bull markets.  The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks

Market Risk.  The share price of the Fund reflects the value of the securities it holds.  If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount).  If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Capital Gain Realization Risks to Taxpaying Shareholders.  Because of the focused nature of the Fund’s portfolio, the Fund is susceptible to capital gain realization.  In other words, when the Fund is successful in achieving its investment objective, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities.  The Fund’s sale of just a few positions will represent a larger percentage of the Fund’s assets compared with, say, a fund that has hundreds of securities positions.

Small-to-Mid Cap Company Risk.  Investing in small and mid-sized companies involves greater risk than larger companies. The smaller the company, the more its stock is subject to abrupt or erratic price movements compared with larger-company stocks. Small companies, in particular, often have limited product lines, markets, or financial resources, and their managements may lack depth and experience. Such companies seldom pay significant dividends that could cushion returns in a falling market.  Moreover, the stocks of small companies can be illiquid. In such cases, the Fund may have difficulty selling holdings or may only be able to sell the holdings at prices substantially less than what the adviser believes they are worth.

Growth and Value Risks.  Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock’s share price may be negatively affected by either set of risks.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Small/Mid-Cap Fund’s returns by showing changes in the Fund’s performance since inception.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Small/Mid-Cap Fund Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 20.17% (quarter ended June 30, 2009)

Lowest:                       -7.80% (quarter ended March 30, 2009)

One Year (1/1/09 Inception Date)
Return before taxes	29.66%
Return after taxes on distributions	26.15%
Return after taxes on distributions and sale of fund shares	19.46%
Russell 2500® Index (reflects no deduction for fees, expenses or taxes)	34.39%
~~__________~~
~~1 The Fund commenced operations on January 1, 2009.~~
After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information current to the most recent month-end is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Investors Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Rich Eisinger (Managing Director and Vice President) and Matt Hayner (Vice President) co-manage the Small/Mid-Cap Fund.  Mr. Eisinger has served in this capacity since the Fund’s inception in January 2009 and Mr. Hayner has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

SUMMARY DATA:  DISCIPLINED EQUITY FUND

Investment Objectives/Goals
The investment objective of the Disciplined Equity Fund is to seek long-term growth.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Disciplined Equity Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution (12b-1) fees	None
Other expenses	0.35%
Total annual fund operating expenses	1.10%

Example:

This example is intended to help you compare the cost of investing in the Disciplined Equity Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Disciplined Equity Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$112	$350	$606	$1340

Portfolio Turnover
The Disciplined Equity Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Disciplined Equity Fund’s portfolio turnover rate was 62% of the average value of its portfolio.

Principal Investment Strategies
The Disciplined Equity Fund seeks to achieve its investment objective by diversifying its investments among common stocks in all equity market economic sectors~~.  Generally, the common stocks selected for the Fund are those of larger companies, similar to the stocks selected~~

~~for the Investors Fund; however, the Fund may also invest in the stocks of smaller companies, such as those selected for the Mid-Cap Fund~~, investing at least 80% of its assets in such securities.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).  To the extent invested in common stocks, the Fund generally invests in 50-65 companies at any given time. This reflects the adviser’s belief that your money should be in the adviser’s top investment ideas, and that focusing on the adviser’s best investment ideas is the best way to achieve the Fund’s investment objectives.

In addition, the adviser selects companies that it believes show steady, sustainable growth and reasonable valuation, rather than “hot” stocks or “trendy” growth companies. Instead, the adviser will invest in the stocks of issuers that it believes have a blend of both value and growth potential: what the adviser calls “GARP” or “growth at a reasonable price.”  By pursuing this strategy, the adviser’s intent is that investors in the Fund will participate in market appreciation during bull markets.  The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks

Market Risk.  The share price of the Fund reflects the value of the securities it holds.  If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount).  If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Capital Gain Realization Risks to Taxpaying Shareholders.  Because of the focused nature of the Fund’s portfolio, the Fund is susceptible to capital gain realization.  In other words, when the Fund is successful in achieving its investment objective, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities.  The Fund’s sale of just a few positions will represent a larger percentage of the Fund’s assets compared with, say, a fund that has hundreds of securities positions.

Increased Trading Cost Risk.  The Fund may engage in short term trading to achieve its investment objective.  Accordingly, the Fund may incur increased trading costs than other more passively managed funds.

Growth and Value Risks.  Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock’s share price may be negatively affected by either set of risks.
.
Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Disciplined Equity Fund’s returns by showing changes in the Fund’s performance from year to year over a 10-year period.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Disciplined Equity Fund Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 20.05% (quarter ended June 30, 2009)

Lowest:                       -22.17% (quarter ended December 31, 2008)

Disciplined Equity Fund Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Five Years	Ten Years
Return before taxes	32.50%	1.64%	2.80%
Return after taxes on distributions	32.48%	0.77%	2.22%
Return after taxes on distributions and sale of fund shares	21.16%	1.19%	2.22%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	26.46%	0.42%	-0.95%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information current to the most recent month-end is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Investors Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Jay Sekelsky (Managing Director and Vice President) and Marian Quade (Vice President) co-manage the Disciplined Equity Fund.  Mr. Sekelsky has served in this capacity since January 1998 and Ms. Quade has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

SUMMARY DATA:  BALANCED FUND

Investment Objectives/Goals
The investment objective of the Balanced Fund is to seek to produce current income while providing an opportunity for capital appreciation.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the Balanced Fund.

Shareholder Fees:
(fees paid directly from your investment)
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.75%
Distribution (12b-1) fees	None
Other expenses	0.50%
Total annual fund operating expenses	1.25%

Example:

This example is intended to help you compare the cost of investing in the Balanced Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Balanced Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$127	$397	$686	$1511

Portfolio Turnover
The Balanced Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Balanced Fund’s portfolio turnover rate was 57% of the average value of its portfolio.

Principal Investment Strategies
The Balanced Fund seeks to achieve its investment objective by investing in a combination of common stocks and investment grade bonds. Its stock component—which never exceeds 70% of its assets— will consist primarily of the common stock of established high-quality, ~~larger growth companies. Generally, the companies the Fund buys have a market capitalization (the value of all of a company’s stock on the market) of $10 billion or more. The Balanced Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $10 billion), generally not exceeding 25% of the Fund’s common stock allocation. However, it never holds more than 70% of its assets in common stocks~~growth companies. The rest of the Fund (generally, 30% to 50% of net assets) is invested in investment grade corporate bonds and U.S. government bonds.  In general, approximately 25-50% of the Balanced Fund’s total net assets will be invested in debt securities that have an average weighted maturity of less than 10 years.  The Fund may also invest up to 25% of its common stock allocation in foreign securities (including American Depository Receipts).  To the extent invested in common stocks, the Fund generally invests in only 25-40 companies at any given time. This reflects the adviser’s belief that your money should be in the adviser’s top investment ideas, and that focusing on the adviser’s best investment ideas is the best way to achieve the Fund’s investment objectives.

In addition, the adviser selects companies that it believes show steady, sustainable growth and reasonable valuation, rather than “hot” stocks or “trendy” growth companies. Instead, the adviser will invest in the stocks of issuers that it believes have a blend of both value and growth potential: what the adviser calls “GARP” or “growth at a reasonable price.”  By pursuing this strategy, the adviser’s intent is that investors in the Fund will participate in market appreciation during bull markets.  The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks

Market Risk.  The share price of the Fund reflects the value of the securities it holds.  If a security’s price falls, the share price of the Fund will go down (unless another security’s price rises by an offsetting amount).  If the Fund’s share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

Capital Gain Realization Risks to Taxpaying Shareholders.  Because of the focused nature of the Fund’s portfolio, the Fund is susceptible to capital gain realization.  In other words, when the Fund is successful in achieving its investment objective, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities.  The Fund’s sale of just a few positions will represent a larger percentage of the Fund’s assets compared with, say, a fund that has hundreds of securities positions.

Growth and Value Risks.  Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock’s share price may be negatively affected by either set of risks.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Interest Rate Risk.  The Fund always invests in bonds. When interest rates go up, bond prices tend to go down. The value of bonds in the Fund are likely to fall as interest rates rise, causing the Fund’s share price to fall as well.  The greater the percentage of the Fund’s investment in bonds, the greater its interest rate risk. You should also understand that the longer the maturity of any bond, the greater the effect will be on its price when interest rates change. The Fund’s average maturity will normally be 10 years or less.

Call Risk.  Bonds held by the Balanced Fund are subject to call risk.  If a bond issuer “calls” a bond (pays it off at a specified price before it matures), the Fund could have to reinvest the proceeds at a lower interest rate. The Fund may also experience a loss if the bond is called at a lower price than what it paid.

Risk/Return Bar Chart and Performance Table
The bar chart and table below demonstrate the variability of the Balanced Fund’s returns by showing changes in the Fund’s performance from year to year over a 10-year period.  This information provides some indication of the risks of investing in the Fund. After the bar chart is a table that compares the Fund’s average annual total returns with those of a broad-based securities market index.  Remember, however, that past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Balanced Fund Calendar Year Returns

Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 14.19% (quarter ended June 30, 2009)

Lowest: -12.69% (quarter ended December 31, 2008)

Balanced Fund Average Annual Total Returns (for the period ended December 31, 2009)
	One Year	Five Years	Ten Years
Return before taxes	24.82%	2.28%	3.59%
Return after taxes on distributions	24.53%	1.24%	2.44%
Return after taxes on distributions and sale of fund shares	16.31%	1.71%	2.63%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	26.46%	0.42%	-0.95%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

Updated performance information is available by calling the Fund’s shareholder service department toll-free at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Management

Investment Adviser.  The investment adviser to the Investors Fund is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”).

Portfolio Managers.  Jay Sekelsky (Managing Director and Vice President) and Paul Lefurgey (Managing Director) co-manage the Fund.  Mr. Sekelsky has served in this capacity since February 1990 and Mr. Lefurgey has served in this capacity since May 2010.

Purchase and Sale of Fund Shares

Purchase minimums
           To establish an account:
           $1,000 for a regular account
           $500 for an IRA account
           $100 for an Education Savings Account with automatic monthly investments of at least $100

           To add to an account:
           $50 for all account types

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information
Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries
~~Madison may make payments out~~If you purchase shares of the ~~investment advisory fee it receives from the Fund to other persons, including broker-dealers that make the Fund available to investors pursuant to any “no transaction fee” network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of Madison’s own resources~~Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund’s investment adviser may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment.  Ask your financial advisor or visit your financial intermediary’s website for more information.  ~~In addition, shareholders that purchase or redeem Fund shares through a securities broker may be charged a transaction fee by the broker for handling the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.~~

INVESTMENT OBJECTIVES

Through this prospectus, Madison Mosaic Equity Trust (the “Trust”) offers five portfolios for investment:  the Investors Fund, the Mid-Cap Fund, the Small/Mid-Cap Fund, the Disciplined Equity Fund and the Balanced Fund (each, a “Fund” and collectively, the “Funds”).

The Investors, Mid-Cap, Small/Mid-Cap and Disciplined Equity Funds share a common objective:  to seeks long-term growth.

The Balanced Fund seeks to produce current income while providing an opportunity for capital appreciation.

The Funds’ Board of Trustees may change any Fund’s investment objective without shareholder approval.  However, you will receive prior written notice of any material change.  There is no assurance that a Fund’s investment objective will be achieved.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

All Funds

How Does Madison Select Stocks for the Funds? Madison follows a rigorous three-step process when evaluating companies.  Namely, Madison considers (1) the business model, (2) the management team and (3) the valuation of each potential investment. When evaluating the business model, Madison looks for a sustainable, competitive advantage, cash flow that is both predictable and growing, as well as a rock-solid balance sheet. When assessing management, Madison looks to see how they have allocated capital in the past, their track record for enhancing shareholder value and the nature of their accounting practices. The final step in the process is assessing the proper valuation for the company. Madison strives to purchase securities trading at a discount to their intrinsic value as determined by discounted cash flows. Madison corroborates this valuation work with additional valuation methodologies. Often, Madison finds companies that clear the first or second hurdle, but not the third. Those companies are monitored for inclusion at a later date when the valuation is more appropriate.

Madison’s goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced securities, Madison attempts to avoid the most volatile and risky segments of the market. Instead, Madison will invest in the stocks of issuers that Madison believes have a blend of both value and growth potential:  what Madison calls “GARP” for “growth at a reasonable price.” By pursuing this strategy, Madison’s intent is that Fund shareholders will participate in market appreciation during bull markets, while being protected during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Why Does Madison Sell Stocks in the Funds? Madison sells stocks for a number of reasons, including: (1) the valuation target Madison has set for stock has been achieved; (2) the fundamental business prospects for the company have materially changed; or (3) Madison finds a more attractive alternative.

How Many Stocks will the Funds Hold? Madison wants each stock in a Fund to represent a meaningful commitment. Therefore, to the extent invested in common stocks, each Fund (other than the Small/Mid-Cap and Disciplined Equity Funds) generally invests in only 25-40 companies at any given time. Madison believes this offers the benefits of diversification, yet focuses the Funds enough to allow for superior performance. It also reflects Madison’s belief that your money should be in Madison’s top investment ideas and that focusing on Madison’s best investment ideas is the best way to achieve each Fund’s investment objective.

The Disciplined Equity Fund’s investment objective generally results in its owning a greater number of companies – 50 to 65 – at any given time. Likewise, because of the smaller capitalization of the companies in the Small/Mid-Cap Fund, it generally invests in 40-80 companies at any given time.

Do the Funds Hold Much Cash? In order to meet day-to-day shareholder transaction requirements, each Fund will hold a certain amount of uninvested cash. Madison will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to a Fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same price, plus interest, at a later date. Each Fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed creditworthy pursuant to guidelines adopted by the Trust’s Board of Trustees.

Can a Fund Adopt a Temporary Defensive Strategy? If Madison determines that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100% of any Fund could be invested in short-term, fixed-income investments. To the extent a Fund invests a substantial amount in such short-term securities (i.e., more than it would under normal market conditions), the Fund may not achieve its stated investment objective.

Fund-Specific Strategies

Investors Fund. The Investors Fund principally invests in the common stocks of established, ~~larger growth companies. Generally, the companies the Fund buys have a market capitalization (the value of all of a company’s stock on the market) of $10 billion or more. However, the Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $10 billion) if they meet Madison’s investment criteria. These smaller “mid-cap” companies will generally not exceed 25% of the Fund’s net assets.~~ growth companies. The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).  Under normal market conditions, the Fund will be at least 65% invested in common stocks.

Mid-Cap Fund. Under normal market conditions, the Mid-Cap Fund invests at least 80% of its net assets in the common stocks of mid-cap companies at time of purchase. Madison will provide shareholders at least 60 days’ notice before this policy can change. Although a universal definition of “mid-cap companies” does not exist, Madison generally defines mid-cap companies as those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap ~~or the S&P MidCap 400 indices~~® Index. A company’s market capitalization is based on its current market capitalization or its market capitalization at the time of the Fund’s investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered as mid-cap for purposes of the 80% policy. The size of the companies in ~~each index~~the Russell Midcap® Index changes with market conditions and the composition of the index. Madison will not automatically sell or cease to purchase stock of a company it already owns just because the company’s market capitalization grows or falls outside this range. ~~With this in mind, Madison’s intention is that the core of securities held for the Fund will fall within the $1 billion and $10 billion range at time of purchase.~~  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).

Small/Mid-Cap Fund.  Under normal market conditions, the Small/Mid-Cap Fund invests at least 80% of its net assets in the common stock of “small-cap” and “mid-cap” companies at the time of purchase. The terms “small-cap” and “mid-cap” refer to the size of a company’s market capitalization or, in other words, how much a company is worth based on the value of all its outstanding stock. Madison will provide shareholders at least 60 days’ notice before this policy can change.

Although there are no universal definitions of small-cap and mid-cap, Madison looks at the range as including all companies ~~with market capitalizations up to and including those similar to the companies in~~from the low end of the Russell 2000® Index to the high end of the Russell Midcap~~® Index or the Standard & Poor’s MidCap 400~~® Index. A company’s market capitalization is based on its current market capitalization or its market capitalization at the time of the Fund’s investment. Companies whose capitalization no longer meets the Fund’s definition of small-cap or mid-cap after purchase continue to be considered as mid-cap for purposes of the 80% policy described above. The size of the companies in each index changes with market conditions and the composition of the index. Madison will not automatically sell or cease to purchase stock of a company it already owns just because the company’s market capitalization grows outside of this range.  The Fund does not have a minimum market capitalization. However, as a company’s capitalization gets smaller, it is generally less likely to pass Madison’s evaluation process described under “How do we select stocks for the Funds?” above. ~~With this in mind, Madison’s intention is that the average market capitalization of companies held by the Fund will be between $200 million and $12 billion.~~

The Fund’s total holdings of securities for any one broad economic sector (i.e., consumer, financial, health care, etc.) will never exceed 50% of the total market value of the Fund at the time of purchase. The Fund’s total holdings of securities for any one industry (for example, within the broadly defined “finance” sector, there are a variety of industries that include consumer finance companies, investment banks, broker-dealers, insurance companies, and mutual fund companies, among others) will not exceed 25% of the total market value of the Fund at the time of purchase.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).

Disciplined Equity Fund.  Stocks held by the Disciplined Equity Fund will change based on Madison’s assessment of the optimal allocation of stocks among all market economic sectors consistent with the GARP strategy discussed above.  The Fund will generally follow the economic sector diversity found in the U.S. equity markets, but may deviate from that based on Madison’s assessment of the fundamental outlook and attractiveness of companies in each market economic sector.  Stocks selected will represent primarily well-established companies that have a demonstrated pattern of consistent growth. To a lesser extent, the Fund may invest in ~~smaller “mid-cap”~~less established companies that may offer more rapid growth potential. Companies selected will generally reflect the diversity of the market as a whole and, as a result, the Fund will generally hold more companies than those held in the other Funds described in this prospectus. ~~Generally, the companies the Fund buys have a market capitalization (the value of all of a~~

~~company’s stock on the market) of $10 billion or more. However, the Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $10 billion) if they meet Madison’s investment criteria discussed above. These “mid-cap” companies will generally not exceed 25% of the Fund’s net assets.~~  Under normal market conditions, the Fund will be at least 65% invested in common stocks.  The Fund may also invest up to 25% of its assets in foreign securities (including American Depository Receipts).

Balanced Fund.  The equity component of the Balanced Fund invests in the common stocks of established, ~~larger growth companies. Generally, the companies that the Fund buys have a market capitalization (the value of all of a company’s stock on the market) of $10 billion or more. However, the Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $10 billion) if they meet Madison’s investment criteria~~growth companies. The percentage of the Fund’s assets that may be invested at any particular time in equities and bonds will depend on Madison’s judgment regarding general market risk. The Fund will not invest more than 70% in equity securities (stocks) and it will maintain at least 25% of its assets in fixed income senior securities (bonds), not including any convertible securities. Through appreciation, the total market value of the Fund’s stock holdings may grow beyond 70% of its total net assets. If this happens, Madison will take necessary actions to reduce total stocks to less than 70% of total net assets within 60 days.  ~~Generally, no more than 25% of the amount invested in stocks will be in stocks of companies with market capitalizations under $10 billion (but always above $1 billion).~~ To determine the balance between stocks and bonds, Madison monitors many factors affecting the market outlook, including economic and monetary trends, market momentum, institutional psychology and historical similarities to current conditions. Madison carefully reviews the equity market’s relationship to the bond market and interest rate trends.

To achieve income, the Fund invests in corporate debt securities and U.S. Government bonds. Eligible corporate debt securities must be accorded one of the four highest quality ratings by Standard & Poor’s or Moody’s (“investment grade”) or, if unrated, judged by Madison to be of comparable quality. Bonds rated A, AA, or AAA by Standard & Poor’s indicate strong to high capacity of the company to pay interest and repay principal. However, the fourth highest rating, BBB, indicates adequate capacity to pay interest and repay principal but suggests that adverse economic conditions may weaken the company’s ability to meet these obligations. Therefore, bonds rated BBB are more speculative and reflect a higher level of risk. The Fund may also invest in direct obligations of the United States government, its agencies and instrumentalities.

RISKS

All Funds

Market Risks.  Each Fund’s holdings will be subject to the economic, business and market risks associated with common stock investing. As a result, your investment in any Fund, when redeemed, may be worth more or less than the price you originally paid for it.  While each Fund is a diversified mutual fund, Madison intends to limit the common stock portion of each portfolio (other than the Disciplined Equity and Small/Mid-Cap Funds) to 25-40 companies, with each company representing no more than 5% of the portfolio at cost. While more diversified, the number of securities in the Disciplined Equity Fund’s portfolio is also relatively low at 50-65 companies as is the number of securities in the Small/Mid-Cap Fund at 40-80. As a result, any Fund’s daily net asset value may be more volatile than a fund with greater portfolio diversification.

Capital Gain Realization Risks to Taxpaying Shareholders.  Another consequence of having a relatively low number of securities in Fund portfolios is that they may be susceptible to capital gain realization. For example, each year, if a Fund is successful in achieving its investment objective, it will likely sell securities that have reached Madison’s valuation targets for them. If a Fund sells, say, 15 stocks a year for this reason, that could represent about half of the Fund’s portfolio. As a result, the potential capital gains the Fund would be required to distribute may be higher than a fund that sells the same 15 stocks out of a portfolio of, say 100 stocks. Of course, this is not a concern for tax-exempt shareholders such as retirement plans or IRAs.  In addition, in the event a Fund experiences more redemptions than sales in any year, Madison may be required to sell securities out of the Fund’s portfolio holdings in order to raise cash to meet these redemptions. Such sales may cause capital gains to be realized for tax purposes. Any such gains must be distributed among the remaining shareholders.

Foreign Security Risk.  Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

Additional Fund-Specific Risks

Mid-Cap Fund.  The Mid-Cap Fund invests in comparably smaller companies and may invest in new companies or in the securities of companies in emerging industries. As a result, the Fund may involve an above-average level of market risk and should be only one part of an overall balanced investment program.

Small/Mid-Cap Fund.  A variety of risks related to investments in small and mid-cap companies are explained in the Small/Mid-Cap Fund’s Summary section at the beginning of this prospectus. Because the Fund invests in smaller companies and may invest in new companies or in the securities of companies in emerging industries, the Fund bears an above-average level of market risk. For that reason, is should be only one part of an overall balanced investment program.

Balanced Fund.  Because of its investments in bonds, an investment in the Balanced Fund carries interest rate risk in that as interest rates rise, the value of the bonds in the Fund will generally fall. The greater the percentage of the Fund’s investment in bonds, the greater its interest rate risk.  While bond investing is often referred to as “fixed-income” investing, prices of the underlying bonds fluctuate on a daily basis. Mere investment in government or corporate bonds provides no assurance that you can be protected from certain risks in bond investing (including increasing price fluctuation as bond maturities become longer). Madison may buy “callable bonds” for the Fund, which are bonds that the issuer can redeem before maturity. An issuer may want to redeem (call) a bond after interest rates have gone down. If an issuer calls a bond the Fund owns, the Fund could have to reinvest the proceeds at a lower interest rate. Also, if the price the Fund paid for the bond was higher than the call price, the effect is the same as if the Fund sold the bond at a loss.

PORTFOLIO HOLDINGS

Portfolio holdings information is available on the Funds’ website at www.mosaicfunds.com.  In addition, a complete description of the Funds’ policies and procedures with respect to the disclosure of portfolio holdings is available in the Funds’ SAI.  Please see the back cover of this prospectus for information about the SAI.

MANAGEMENT

Investment Adviser
The investment adviser to the Funds is Madison Investment Advisors, Inc. (“MIA”) and Madison Mosaic, LLC, a wholly owned subsidiary of MIA (collectively referred to herein as “Madison”), both located at 550 Science Drive, Madison, Wisconsin 53711.  As of December 31, 2009, Madison Investment Advisors, Inc., which was founded in 1974, and its subsidiary organizations, including Madison Mosaic, LLC,  managed approximately $15 billion in assets, including open-end mutual funds, closed-end mutual funds, separately managed accounts and wrap accounts.  Madison is responsible for the day-to-day administration of the Funds’ activities.

Investment decisions regarding the Funds can be influenced in various manners by a number of individuals.  Generally, all management decisions are the primary responsibility of Madison’s investment policy committee.  The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual securities and other management functions for the Funds are primarily the responsibilities of the following portfolio managers:

Investors Fund.  Jay Sekelsky and Dave Halford co-manage the Investors Fund.  Mr. Sekelsky is a Managing Director of Madison and serves as the senior equity manager for the firm and its large-cap portfolios.  He joined Madison in 1990, and has earned both the Certified Public Accountant (“CPA”) and Certified Financial Advisor (“CFA”) designations.  Mr. Halford is a Vice President of Madison, having joined the firm in 2000.  Like Mr. Sekelsky, he holds both the CPA and CFA designations.

Mid-Cap Fund.  Rich Eisinger and Matt Hayner co-manage the Mid-Cap Fund.  Mr. Eisinger is a Managing Director of Madison and is the lead equity manager for the firm’s mid-cap equity strategies.  He joined Madison in 1997 and holds both an MBA and a law degree.  Mr. Hayner is a Vice President of Madison, having joined the firm in 2002.  Mr. Hayner holds the CFA designation.

Small/Mid-Cap Fund. Rich Eisinger and Matt Hayner co-manage the Small/Mid-Cap Fund. Their biographies are set forth above.

Balanced Fund.  Jay Sekelsky and Paul Lefurgey co-manage the Balanced Fund.  Mr. Sekelsky’s biography is set forth above.  Mr. Lefurgey has served as a Managing Director since joining the firm in 2005, and is currently the head of fixed income investing at Madison. Prior to joining the firm, he was a Vice President for MEMBERS Capital Advisors, Inc. Mr. Lefurgey holds the CFA designation.

Disciplined Equity Fund.  Jay Sekelsky and Marian Quade co-manage the Disciplined Equity Fund.  Mr. Sekelsky’s biography is set forth above.  Ms. Quade is a Vice President of Madison, having joined the firm in 2009.  She has more than 30 years of investment experience with 22 of those as a portfolio manager, and specializes in personalized portfolio management for Madison’s high net worth relationships.  Prior to joining Madison, Ms. Quade served in a similar capacity for Thompson Investment Management and, prior to that, was Head of Equities for U.S. Bank.

The Funds’ SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Funds.

Compensation

Investment Advisory Fee.  Madison receives a fee for its services under an investment advisory agreement with the Funds. The annual fee is 0.75% of the average daily net assets of each Fund, except that for the Investors Fund, this fee is reduced to 0.60% for net assets above $100 million. This fee is deducted automatically from all accounts and is reflected in the daily share price of each Fund.  A discussion regarding the basis for approval of the Funds’ investment advisory agreement with Madison is contained in the Funds’ annual report to shareholders for the fiscal year ended December 31, 2009.

Fee Waivers.  Effective February 6, 2009, Madison has contractually agreed to limit total fund operating expenses for the Investors Fund to no more than 0.99% of the daily net assets of the Fund.  This agreement expires in July 2010 and there is no guarantee that it will be extended beyond that date or that if it is extended, the same fee cap will remain in place.  In addition, Madison has voluntarily agreed to limit total fund operating expenses for the Disciplined Equity Fund to no more than 0.99% of the daily net assets of the Fund.  This fee cap may be terminated by Madison at any time.

Other Expenses.  Under a separate services agreement with the Funds, Madison provides or arranges for the Funds to have all other operational and support services needed by the Funds, for which Madison receives a fee.  Because of this services arrangement with Madison, Madison is responsible for paying all of the Funds’ fees and expenses, other than as noted below:

For all Funds: Madison is not responsible for (i) fees related to the Funds’ portfolio holdings (such as brokerage commissions, interest on loans, etc.), (ii) acquired fund fees, if any, and (iii) extraordinary or non-recurring fees (such as fees and costs relating to any temporary line of credit the Funds maintain for emergency or extraordinary purposes). Each Fund is also responsible for payment of the advisory fee to Madison, as discussed above. Also, as noted above, the total annual operating expenses for the Investors Fund and the Disciplined Equity Fund are currently limited to 0.99%. Furthermore, Madison is not responsible for (i) fees and expenses of the Funds’ independent registered public accountants, and (ii) fees of the Funds’ independent trustees (collectively, the “Independent Expenses”). However, for certain Funds, the Independent Expenses paid affects the amounts paid to Madison to provide all remaining services and for paying all other fees and expenses under its services agreement with the Funds as follows:

For the Investors, Small/Mid-Cap and Disciplined Equity Funds: The amount paid to Madison is reduced by any Independent Expenses paid by the respective Fund. As a result, increases (or decreases) in the cost of Independent Expenses and changes in the Fund’s economies of scale will not affect the amount the Fund pays for other fees and expenses as a percentage of average daily net assets.

For the Mid-Cap and Balanced Funds: Independent Expenses for the respective Fund are paid in addition to the services fees paid to Madison. Increases (or decreases) in the cost of Independent Expenses and changes in the Fund’s economies of scale will increase (or decrease) the amount the Fund pays for other fees and expenses as a percentage of average daily net assets.

For the Funds’ most recent fiscal year, the fees for services (including Independent Expenses)  were as follows (as a percentage of average daily net assets):

Fund	Service Fee
Investors Fund	0.25%
Mid-Cap Fund	0.51%1
Small/Mid-Cap Fund	0.50%
Disciplined Equity Fund	0.34%2
Balanced Fund	0.50%
__________
1 This fee reduces on assets in excess of $150 million.

2 Madison waived expenses for the fiscal year ended December 31, 2009 so the actual fees paid for other expenses as an annualized percentage of average daily net assets for the Disciplined Equity Fund was 0.23%.

Marketing/Distribution Arrangements
Madison may incur certain costs or expenses that are paid solely by Madison and are not charged to shareholders or to the Funds relating to distribution of the Funds. Regardless of payments Madison makes for distribution (or to third parties in order for the Funds to be available to potential shareholders through a variety of institutions or so-called “distribution channels”), Madison’s belief is that shareholders should invest in the Funds based solely on the merits of the Funds. Madison’s intention in expanding the distribution channels for the Funds is to make them available to all investors for which they are suitable investment choices. Qualifying dealers through which Fund shares are made available incur marketing support expenses in connection with including the Funds in their trading platforms.  In light of this, Madison may share with authorized distributors certain marketing expenses or pay for the opportunity to distribute the Funds, sponsor informational meetings or seminars, support for marketing materials or business building programs. Madison and/or its affiliates may pay amounts from their own resources to third parties, including brokerage firms, banks, distributors, retirement plan service providers, and other financial intermediaries for providing record keeping, subaccounting, transaction processing and other administrative services.  These payment arrangements will not change the price you pay for shares of Funds or the amount that Madison or any Fund receives on behalf of any investor. Payments Madison makes to distributors may provide incentives for them to make shares of the Funds available to their customers and may allow the Funds greater access to their customers than would be the case if no payments were paid. You may wish to consider whether such arrangements exist when evaluating any recommendations from your financial advisor to purchase or sell Fund shares.

PRICING OF FUND SHARES

The price of each Fund’s shares is based on the net asset value (“NAV”) per share. NAV per share equals the total daily value of a Fund’s assets, minus its liabilities, divided by the total number of shares.  NAV is calculated at the close of the New York Stock Exchange (typically 3:00 p.m., Central Time) each day it is open for trading.  The New York Stock Exchange is closed on New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed.  This may be higher, lower or the same as the NAV from the previous day.

Madison uses the market value of the securities in each Fund to calculate NAV.  Madison obtains the market value from one or more established pricing services.  The Funds maintain a pricing committee to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair.  In accordance with policies approved by the Board of Trustees of the Funds, the pricing committee may determine that the “fair value” of a particular security is different than the market value provided by the pricing service.  Although this would be an unusual occurrence for the types of securities held by the Funds, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world.  In using fair value pricing, the Funds’ goal is to prevent share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the “market” price of portfolio securities calculated at the close of the New York Stock Exchange.

SHAREHOLDER INFORMATION

Purchase and Redemption Procedures
Information regarding how to purchase and sell shares in any Madison Mosaic Fund (including the Funds) is provided in a separate brochure entitled, “Madison Mosaic’s Guide to Doing Business,” which is incorporated by reference into this prospectus.

Dividends and Distributions
For the Investors, Mid-Cap, Small/Mid-Cap and Disciplined Equity Funds, each Funds’ net income, if any, is declared as dividends and distributed to shareholders annually, usually at the end of the calendar year, and any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

For the Balanced Fund, dividends are distributed quarterly and capital gains, if any, are distributed annually.

Distributions are paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer.  Please refer to “Madison Mosaic’s Guide to Doing Business” for more information about distribution options.

Frequent Purchases and Redemptions of Fund Shares

General Rule.  Madison Mosaic Funds discourage investors from using the Funds to frequently trade or otherwise attempt to “time” the market.  As a result, the Funds reserve the right to reject a purchase or exchange request for any reason.

Market Timing.  It is the policy of Madison Mosaic Funds to block shareholders or potential shareholders from engaging in harmful trading behavior, as described below, in any Madison Mosaic Fund (including the Funds). To accomplish this, the Funds reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder’s right to redeem an account.

In addition, the Funds have written agreements in place with intermediaries who hold Fund shares on behalf of others (e.g., brokers, banks and plan administrators) which give the Funds the authority to identify third parties who invest in the Funds through such intermediaries so that the Funds can prevent them from engaging in harmful frequent trading and market-timing activity as described below.

Identifiable Harmful Frequent Trading and Market-Timing Activity.  Madison Mosaic Funds defines harmful trading activity as that activity having a negative effect on portfolio management or Fund expenses.  For example, a Fund subject to frequent trading or “market-timing” must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity.  Cash balances must be over and above the “normal” cash requirements the Fund keeps to handle redemption requests from long-term shareholders, to buy and sell portfolio securities, etc.  By forcing a Fund’s portfolio manager to keep greater cash balances to accommodate market timing, the Fund may be unable to invest its assets in accordance with the Fund’s investment objectives.  Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements.  To the extent market-timing activity of this sort requires the affected Fund to continually purchase and sell securities, the Fund’s transaction costs will increase in the form of brokerage commissions and custody fees.  Finally, frequent trading activity results in a greater burden on the affected Fund’s transfer agent, increasing transfer agent expenses and, if not actually raising Fund expenses, at least preventing them from being lowered.

For all of the above reasons, the Funds monitor cash flows and transfer agent activity in order to identify harmful activity.  Furthermore, when approached by firms or individuals who request access for market timing activities, the Funds decline such requests; when trades are attempted without such courtesy, the Funds make every effort to block them and prohibit any future investments from the source of such trades.  The Funds do not define market-timing by the frequency or amount of trades during any particular time period.  Rather, the Funds seek to prevent market-timing of any type that harms the Funds in the manner described above.

The Funds do not currently impose additional fees on market timing activity, nor do they restrict the number of exchanges shareholders can make, although the right to do so is reserved upon notice in the future.  The Funds do not specifically define the frequency of trading that will be considered “market timing” because the goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity.  As a result, when the Funds identify any shareholder activity that causes or is expected to cause the negative results described above, the Funds will block the shareholder from making future investments.  In effect, the Funds allow harmful market-timers to leave Madison Mosaic Funds and shut the doors to their return.
The Funds use their discretion to determine whether transaction activity is harmful based on the criteria described above.  Except as described below, the Funds do not distinguish between shareholders that invest directly with a Fund or shareholders that invest with Madison Mosaic Funds through a broker (either directly or through an intermediary account), an investment adviser or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing.  Moving money in and out of Funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation.  This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on performance.  In particular, a successful “market-timer” could, over time, dilute the value of fund shares held by long-term investors by essentially “siphoning off” cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed.  Nevertheless, the success of any market-timer is not considered by Madison Mosaic Funds.  Rather, the Funds will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful.  In any event, investors in any of the Madison Mosaic Funds should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements.  It is possible that a Fund will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of the Fund (see the section above entitled “Other Risks Associated with Market Timing”).  However, the Funds believe their procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled “Identifiable Harmful Frequent Trading and Market-Timing Activity” regardless of the nature of the shareholder or method of investment in Madison Mosaic Funds.

Because the Funds discourage market timing in general, Madison Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although the Funds believe reasonable efforts are made to block shareholders that engage in or attempt to engage in harmful trading activities, the Funds cannot guarantee that such efforts will successfully identify and block every shareholder that does or attempts to do this.

TAXES

Federal Taxes
Each Fund will distribute to shareholders 100% of its net income and net capital gains, if any.  The capital gains distribution is determined as of October 31st each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of any Fund may be taxed at the long-term capital gains rate (currently, the maximum rate is 15%). Dividends that constitute “qualified dividends” are also taxed at this rate. The Trust will inform shareholders of the nature of each Fund’s dividends (e.g.., ordinary income, short-term capital gains, “qualified dividends” or long-term capital gains) in January each year when the Trust sends you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time the securities were held. Income designated as short-term capital gains are taxed at ordinary income rates, rather than the 15% “qualified dividend” rate. Distributions paid from any Fund’s long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares.

State and Local Taxes
Similar to the treatment of Fund distributions at the federal level, dividend income and capital gains distributions are generally considered taxable income at the state and local levels.

Taxability of Transactions
Your redemption of Fund shares may result in a taxable gain or loss to you, depending on whether the redemption proceeds are more or less than what you paid for the redeemed shares.  An exchange of Fund shares for shares in any other Madison Mosaic Fund will have similar tax consequences.  It is your responsibility to calculate the cost basis of shares purchased.  You must retain all statements received by the Funds to maintain accurate records of your investments.

Certification of Tax Identification Number
Account applications without a social security number will not be accepted.  If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions (including redemption proceeds).  Any fine assessed against the Funds that results from your failure to provide a valid social security or tax identification number will be charged to your account.

This section is not intended to be a full discussion of federal, state or local income tax laws and the effect of such laws on you.  There may be other tax considerations applicable to a particular investor.  You are urged to consult with your own tax advisor.  In addition, please see the SAI for more information about taxes.

FINANCIAL HIGHLIGHTS

The following financial highlights tables are intended to help you understand each Fund’s financial performance for the past five years (or since inception of the Fund, if less than five years).  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in each Fund, assuming reinvestment of all dividends and distributions.  This information has been derived from financial statements audited by Grant Thornton LLP, whose report dated February 25, 2010, along with the Funds’ financial statements, is included in the annual report which is available upon request.

INVESTORS FUND

	Year Ended December 31,
	2009	2008	2007	2006	2005
Net asset value, beginning of year	$11.31	$18.44	$20.57	$18.81	$20.82
Investment operations:
Net investment income	0.05	0.08	0.20	0.09	0.06
Net realized and unrealized gain (loss) on investments	3.76	(6.28)	(0.21)	3.02	(0.62)
Total from investment operations	3.81	(6.20)	(0.01)	3.11	(0.56)
Less distributions:
From net investment income	(0.05)	(0.08)	(0.20)	(0.09)	(0.06)
From net capital gains	--	(0.85)	(1.92)	(1.26)	(1.39)
Total distributions	(0.05)	(0.93)	(2.12)	(1.35)	(1.45)
Net asset value, end of year	$15.07	$11.31	$18.44	$20.57	$18.81
Total return (%)	33.73	(33.40)	(0.18)	16.55	(2.81)
Ratios and supplemental data
Net assets, end of year (in thousands)	$39,684	$28,030	$55,991	$176,861	$130,339
Ratio of expenses to average net assets (%)	1.00	1.05	0.94	0.95	0.94
Ratio of net investment income to average net assets (%)	0.40	0.47	0.78	0.55	0.29
Portfolio turnover (%)	74	47	51	52	41

MID-CAP FUND
	Year Ended December 31,
	2009	2008	2007	2006	2005
Net asset value, beginning of year	$7.67	$12.87	$13.04	$11.99	$12.52
Investment operations:
Net investment loss	(0.03)	(0.03)	(0.02)	(0.02)	(0.05)
Net realized and unrealized gain (loss) on investments	1.91	(4.71)	1.15	1.98	0.12
Total from investment operations	1.88	(4.74)	1.13	1.96	0.07
Less distributions from capital gains	--	(0.46)	(1.30)	(0.91)	(0.60)
Net asset value, end of year	$9.55	$7.67	$12.87	$13.04	$11.99
Total return (%)	24.51	(36.61)	8.62	16.32	0.55
Ratios and supplemental data
Net assets, end of year (in thousands)	$140,548	$88,964	$146,378	$147,122	$146,266
Ratio of expenses to average net assets (%)	1.26	1.26	1.25	1.25	1.25
Ratio of net investment income to average net assets (%)	(0.36)	(0.33)	(0.18)	(0.18)	(0.37)
Portfolio turnover (%)	63	76	43	47	46

SMALL/MID-CAP FUND
Year Ended December 31,
2009
Net asset value, beginning of year	$10.00*
Investment operations:
Net investment loss	(0.03)
Net realized and unrealized gain (loss) on investments	3.01
Total from investment operations	2.98
From net investment income	--
From net capital gains	(1.06)
Total distributions	(1.06)
Net asset value, end of year	$11.92
Total return (%)	29.66
Ratios and supplemental data
Net assets, end of year (in thousands)	$1,056
Ratio of expenses to average net assets (%)	1.24
Ratio of net investment income to average net assets (%)	(0.31)
Portfolio turnover (%)	74

1 The Fund commenced operations on January 1, 2009.

DISCIPLINED EQUITY
	Year Ended December 31,
	2009	2008	2007	2006	2005
Net asset value, beginning of year	$8.81	$13.78	$14.07	$12.61	$13.38
Investment operations:
Net investment income	0.01	0.09	0.06	0.07	0.03
Net realized and unrealized gain (loss) on investments	2.85	(4.80)	1.21	2.05	(0.35)
Total from investment operations	2.86	(4.71)	1.27	2.12	(0.32)
Less distributions:
From net investment income	(0.01)	(0.09)	(0.06)	(0.07)	(0.03)
From net capital gains	--	(0.17)	(1.50)	(0.59)	(0.42)
Total distributions	(0.01)	(0.26)	(1.56)	(0.66)	(0.45)
Net asset value, end of year	$11.66	$8.81	$13.78	$14.07	$12.61
Total return (%)	32.50	(34.20)	9.05	16.83	(2.34)
Ratios and supplemental data
Net assets, end of year (in thousands)	$41,450	$3,072	$4,499	$4,081	$3,608
Ratio of expenses to average net assets before fee waiver (%)	1.06	1.14	1.26	1.27	1.25
Ratio of expenses to average net assets after fee waiver (%)	0.96	1.06	N/A	N/A	N/A
Ratio of net investment income to average net assets before fee waiver (%)	0.49	0.72	0.41	0.54	0.24
Ratio of net investment income to average net assets after fee waiver (%)	0.60	0.80	N/A	N/A	N/A
Portfolio turnover (%)	62	63	70	54	122

BALANCED FUND
	Year Ended December 31,
	2009	2008	2007	2006	2005
Net asset value, beginning of year	$13.29	$17.62	$18.39	$17.40	$19.51
Investment operations:
Net investment income	0.17	0.25	0.28	0.23	0.18
Net realized and unrealized gain (loss) on investments	3.10	(3.72)	0.13	1.84	(0.60)
Total from investment operations	3.27	(3.47)	0.41	2.07	(0.42)
Less distributions:
From net investment income	(0.17)	(0.25)	(0.28)	(0.23)	(0.18)
From net capital gains	--	(0.61)	(0.90)	(0.85)	(1.51)
Total distributions	(0.17)	(0.86)	(1.18)	(1.08)	(1.69)
Net asset value, end of year	$16.39	$13.29	$17.62	$18.39	$17.40
Total return (%)	24.82	(19.92)	2.24	11.96	(2.16)
Ratios and supplemental data
Net assets, end of year (in thousands)	$12,119	$10,139	$13,800	$16,267	$17,514
Ratio of expenses to average net assets (%)	1.25	1.24	1.22	1.22	1.21
Ratio of net investment income to average net assets (%)	1.19	1.49	1.47	1.24	0.88
Portfolio turnover (%)	57	50	42	35	34

Madison Mosaic Equity Trust has a statement of additional information (“SAI”), which is incorporated by reference into this prospectus, that includes additional information about each Fund.  Additional information about each Fund’s investments is available in the Funds’ annual and semi-annual reports to shareholders. In the Funds’ annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Funds during their last fiscal year. The SAI, the Funds’ annual and semi-annual reports and other information about the Funds are available without charge by calling 1-800-368-3195, or by visiting the Funds’ Internet site at http://www.mosaicfunds.com.  Use the shareholder service number below to make shareholder inquiries.

You may also review and copy information about the Funds (including the SAI) at the SEC’s Public Reference Room in Washington, DC.  Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Reports and other information about the Funds are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-1520.

In addition to the SAI, “Madison Mosaic’s Guide to Doing Business,” which provides information on how to purchase and sell shares in any Madison Mosaic Fund, is incorporated by reference into this prospectus.

Transfer Agent

Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
www.mosaicfunds.com

Telephone Numbers

Shareholder Service
Toll-free nationwide: (888) 670 3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: (800) 336 3063

SEC File Number 811-03615

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Document 1 ID	file://H:/Mosaic Fund Materials/Form N-1A/Equity Trust/Annual Updates/2010 Annual Update/485(a) Filing/Equity Trust Prospectus (all but MADOX; 5-2010 filing) v4.doc
Description	Equity Trust Prospectus (all but MADOX; 5-2010 filing) v4
Document 2 ID	file://H:/Mosaic Fund Materials/Form N-1A/Equity Trust/Annual Updates/2010 Annual Update/497 Filing/Equity Trust Prospectus (all but MADOX; May '10 497 filing).doc
Description	Equity Trust Prospectus (all but MADOX; May '10 497 filing)
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